                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-86645




PROSPECTUS



                               FIFTH THIRD BANCORP
                               FIFTH THIRD CENTER
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300

              ----------------------------------------------------

                          72,082 SHARES OF COMMON STOCK
              ----------------------------------------------------


         The persons identified in "Selling Shareholders" beginning on page 11 are offering to sell 72,082 shares of common stock of Fifth Third Bancorp. All offers and sales will be made as described in "Plan of Distribution" beginning on page 17.

         The sale price for these shares may vary from transaction to transaction. Any sales commissions may also vary.

         Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."

          ------------------------------------------------------------

         FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE SHARES AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 2.

           ---------------------------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          ------------------------------------------------------------

         THE SHARES OF FIFTH THIRD COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

          ------------------------------------------------------------

               The date of this prospectus is September 23, 1999.

                                  RISK FACTORS

         In deciding whether or not to buy shares of Fifth Third common stock offered by this document, you should consider the following factors:

FIFTH THIRD'S FUTURE ACQUISITIONS WILL DILUTE YOUR OWNERSHIP OF FIFTH THIRD AND MAY CAUSE FIFTH THIRD TO BECOME MORE SUSCEPTIBLE TO ADVERSE ECONOMIC EVENTS.

         Future business acquisitions could be material to Fifth Third. Fifth Third may issue additional shares of common stock to pay for those acquisitions, which would dilute your ownership interest. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

IF FIFTH THIRD DOES NOT ADJUST TO RAPID CHANGES IN THE FINANCIAL SERVICES INDUSTRY, ITS FINANCIAL PERFORMANCE MAY SUFFER.

         Fifth Third's ability to maintain its history of strong financial performance and return on investment to shareholders will depend in part on Fifth Third's ability to expand its scope of available financial services as needed to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, Fifth Third's competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers.

DIFFICULTIES IN COMBINING THE OPERATIONS OF ACQUIRED ENTITIES WITH FIFTH THIRD'S OWN OPERATIONS MAY PREVENT FIFTH THIRD FROM ACHIEVING THE EXPECTED BENEFITS FROM ITS ACQUISITIONS.

         Fifth Third may not be able to achieve fully the strategic objectives and operating efficiencies in all of its acquisitions. Inherent uncertainties exist in integrating the operations of an acquired company into Fifth Third. In addition, the markets and industries in which Fifth Third operates are highly competitive. Fifth Third also may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to Fifth Third not achieving the expected benefits from its acquisitions within the desired time frames, if at all.

FUTURE GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIFTH THIRD'S FUTURE GROWTH.

         Fifth Third and its subsidiaries are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of the operations of Fifth Third and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact Fifth Third's ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Fifth Third, these changes could be materially adverse to Fifth Third's shareholders.

CHANGES IN INTEREST RATES COULD REDUCE FIFTH THIRD'S INCOME AND CASH FLOWS.

         Fifth Third's income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Fifth Third's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect Fifth Third.

THE YEAR 2000 ISSUE COULD DISRUPT FIFTH THIRD'S OPERATIONS.

         The year 2000 issue could cause system failures which could be disruptive to Fifth Third's operations. Although Fifth Third has undertaken significant projects to minimize the risk that the year 2000 will result in any significant problems for Fifth Third, some factors are not within Fifth Third's direct control and could disrupt Fifth Third's operations.

                           FORWARD-LOOKING STATEMENTS

         This document, including information incorporated by reference into this document, contains or may contain forward-looking statements that involve risks and uncertainties. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above.

                               FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

         Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, is a multi-bank holding company that owns all of the outstanding stock of nine commercial banks and one savings bank with 483 offices in Ohio, Kentucky, Indiana, Michigan, Florida and Arizona. Those institutions are: Fifth Third Bank; Fifth Third Bank, Central Ohio; Fifth Third Bank, Northwestern Ohio, N.A.; Fifth Third Bank, Ohio Valley; Fifth Third Bank, Western Ohio; Fifth Third Bank, Florida; Fifth Third Bank, Northern Kentucky, Inc.; Fifth Third Bank, Kentucky, Inc.; Fifth Third Bank, Indiana; and Fifth Third Bank, Southwest, F.S.B.

         At June 30, 1999, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of $31.6 billion, consolidated total deposits of $20.1 billion and consolidated total shareholders' equity of approximately $3.3 billion.

         Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Midwest Payment Systems, Inc., Fifth Third International Company and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation through the Bank Insurance Fund and the Savings Association Insurance Fund.

         Fifth Third, through its banking subsidiaries, also participates in several regional shared ATM networks, including "Money Station(R)," "Honor(R)" and "Star." These networks include approximately 5,400, 42,000 and 44,000 ATMs, respectively. All Fifth Third banking subsidiaries also participate in the "PLUS System(R)" network, which is an international ATM network with approximately 625,000 ATMs.

         Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "Description of Capital Stock."

RECENT DEVELOPMENTS

         Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings.

         Fifth Third believes it has an excellent track record in integrating acquired businesses. Since 1989, Fifth Third has completed 30 acquisitions, which have contributed to its growth. Consistent with this strategy, Fifth Third recently acquired Ashland Bankshares, Inc., Enterprise Federal Bancorp, Inc., South Florida Bank Holding Corporation and Emerald Financial Corp. and its acquisitions of CNB Bancshares, Inc. and Peoples Bank Corporation of Indianapolis are pending.

         ASHLAND BANKSHARES, INC. On April 16, 1999, Fifth Third acquired Ashland Bankshares, Inc., a bank holding company based in Ashland, Kentucky which owns Bank of Ashland, Inc. As of December 31, 1998, Ashland had total assets of $171.1 million and total deposits of $141.4 million. Fifth Third issued approximately 1,225,000 shares of Fifth Third common stock to shareholders of Ashland in that merger. Based on the fair market value per share of Fifth Third common stock as of April 16, 1999, the closing date of this merger, these shares had an aggregate value of approximately $84.5 million.

         ENTERPRISE FEDERAL BANCORP, INC. On May 14, 1999, Fifth Third acquired Enterprise Federal Bancorp, Inc., a savings and loan holding company based in Cincinnati, Ohio which owns Enterprise Federal Savings Bank. As of December 31, 1998, Enterprise Federal Bancorp, Inc. had total assets of $544.1 million and total deposits of $343.2 million. Fifth Third issued approximately 1,676,596 shares of Fifth Third common stock to shareholders of Enterprise in that merger. Based on the fair market value per share of Fifth Third common stock as of May 14, 1999, the closing date of this merger, these shares had an aggregate value of approximately $121.9 million.

         SOUTH FLORIDA BANK HOLDING CORPORATION. On June 11, 1999, Fifth Third acquired South Florida Bank Holding Corporation, a bank holding company based in Ft. Myers, Florida which owns South Florida Bank. As of December 31, 1998, South Florida had total assets of $90.2 million and total deposits of $77.0 million. Fifth Third issued approximately 440,000 shares of Fifth Third common stock to shareholders of South Florida in that merger. Based on the fair market value per share of Fifth Third common stock as of June 11, 1999, the closing date of this merger, these shares had an aggregate value of approximately $28.6 million.

         EMERALD FINANCIAL CORP. On August 6, 1999, Fifth Third acquired Emerald Financial Corp., a unitary savings and loan holding company based in Strongsville, Ohio which owns The Strongsville Savings Bank. As of March 31, 1999, Emerald had total assets of $677.1 million and total deposits of $562.4 million. Fifth Third issued approximately 3,430,000 shares of Fifth Third common stock to shareholders of Emerald in that merger. Based on the fair market value per share of Fifth Third common stock as of August 6, 1999, the closing date of this merger, these shares had an aggregate value of approximately $214.2 million.

         CNB BANCSHARES, INC. On June 16, 1999, Fifth Third agreed to acquire CNB Bancshares, Inc., a bank holding company based in Evansville, Indiana which owns Civitas Bank. As of June 30, 1999, CNB had total assets of $7.7 billion and total deposits of $4.9 billion.

         In connection with the acquisition of CNB, shareholders of CNB will receive .8825 shares of Fifth Third common stock for each outstanding share of CNB capital stock. Fifth Third expects to issue approximately 35,800,000 shares of Fifth Third common stock to shareholders of CNB. Based on the fair market value per share of Fifth Third common stock as of September 17, 1999, these shares would have an aggregate value of approximately $2.2 billion. Fifth
Third expects that its acquisition of CNB will be accounted for as a pooling-of-interests and will be completed in the fourth quarter of 1999.

         PEOPLES BANK CORPORATION OF INDIANAPOLIS. On July 12, 1999, Fifth Third agreed to acquire Peoples Bank Corporation of Indianapolis, a bank holding company based in Indianapolis, Indiana which owns Peoples Bank & Trust Company. As of June 30, 1999, Peoples had total assets of $674.5 million and total deposits of $587.3 million.

         In connection with the acquisition of Peoples, shareholders of Peoples will receive 1.09 shares of Fifth Third common stock for each outstanding share of Peoples capital stock. Fifth Third expects to issue approximately 3,500,000 shares of Fifth Third common stock to shareholders of Peoples. Based on the fair market value per share of Fifth Third common stock as of September 17, 1999, these shares would have an aggregate value of approximately $215.3 million. Fifth Third expects that its acquisition of Peoples will be accounted for as a pooling-of-interests and will be completed in the fourth quarter of 1999.

CAPITAL REQUIREMENTS

         The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation maintain guidelines to implement risk-based capital requirements for bank holding companies, state member banks, national banks and state non-member banks, respectively. The guidelines provide for a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets.

         Under the guidelines, banking organizations are required to have capital equivalent to 8% of assets, weighted by risk. Banking organizations must have at least 4% Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to risk weighted assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits. The banking regulatory authorities also require institutions to have a minimum leverage ratio (Tier 1 capital to average assets) of 4%.

         Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when the holding company may not find itself able to provide it.

         Fifth Third, and each of its subsidiary depository institutions, is in compliance with both the current leverage ratios and the final risk-based capital standards. As of June 30, 1999, Fifth Third had a leverage ratio of 10.27%, its Tier 1 risk-based capital ratio was 12.13% and its total risk-based capital ratio was 14.13%.

GENERAL REGULATION OF BANK HOLDING COMPANIES

         Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

         As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

         The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries. The Bank Holding Company Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank.

         The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

GENERAL REGULATION OF COMMERCIAL BANKS

         The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

         National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks may be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, may be subject to regulation and examination by each agency. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions, and in the case of banks chartered in Florida, by the Florida Department of Banking and Finance.

ADDITIONAL INFORMATION

         For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1999, and Current Report on Form 8-K filed with the SEC on June 17, 1999, which are incorporated into this document by reference. See "Where You Can Find More Information."


                         EFFECT OF GOVERNMENTAL POLICIES

         The earnings of Fifth Third and its subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrowings and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

         From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of such adoption on the business of Fifth Third and its subsidiaries.

                SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

         The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1998 and for the six months ended June 30, 1999 and 1998. This information is based on information contained in Fifth Third's 1998 Annual Report on Form 10-K for the fiscal year ended on December 31, 1998 as well as Fifth Third's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which are incorporated by reference into this document and should be read in conjunction therewith. Financial data for all periods has been restated to reflect the second quarter 1998 mergers with CitFed Bancorp, Inc. and State Savings Company. Both mergers were accounted for as poolings-of-interest.

                                      Six Months Ended June 30,                   Years Ended December 31,
                                      ------------------------   -----------------------------------------------------------------
                                         1999         1998        1998(2)       1997         1996(1)       1995         1994
                                         ----         ----        -------       ----         -------       ----         ----
                                                                          (In thousands except per share amounts)
SUMMARY OF OPERATIONS:
Interest income ...................  $1,108,079   $1,020,118   $2,018,677   $1,919,083    $1,772,410   $1,518,713   $1,195,401
Interest expense ..................     467,412      527,681    1,015,853    1,006,833       931,377      825,497      558,091
                                     ----------   ----------   ----------   ----------    ----------   ----------   ----------
Net interest income ...............     550,667      492,437    1,002,824      912,250       841,033      693,216      637,310
Provision for credit losses .......      51,021       67,602      109,171       90,095        68,382       45,934       41,183
                                     ----------   ----------   ----------   ----------    ----------   ----------   ----------
Net interest income after provision
   for credit losses ..............     499,646      424,835      893,653      822,155       772,651      647,282      596,127
Other operating income ............     362,318      288,385      636,194      501,769       418,907      345,391      284,614
Operating expenses ................     388,194      434,344      803,577      630,508       621,654      499,564      465,723
                                     ----------   ----------   ----------   ----------    ----------   ----------   ----------
Income before income taxes ........     473,700      278,876      726,270      693,416       569,904      493,109      415,018
Applicable income taxes ...........     161,767       96,885      250,142      232,558       187,560      162,662      139,393
                                     ----------   ----------   ----------   ----------    ----------   ----------   ----------
Net income ........................  $  312,003   $  181,991   $  476,128   $  460,858    $  382,344   $  330,447   $  275,625
                                     ==========   ==========   ==========   ==========    ==========   ==========   ==========
COMMON SHARE DATA:
Earnings per share ................  $     1.16   $     0.69   $     1.80   $     1.76    $     1.45   $     1.31   $     1.12
Diluted earnings per share ........        1.14         0.68         1.76         1.73          1.42         1.27         1.08
Cash dividends declared per
   share ..........................        0.40         0.34         0.71          .56(8/9)      .48(8/9)     .42(2/3)     .35(5/9)
Book value at period end ..........       12.29        11.49        11.91        10.52          9.56         8.23         6.97
Average shares outstanding
   (000's) ........................     268,264      263,836      265,338      262,338       263,523      251,863      246,722
Average diluted shares
   outstanding (000's) ............     273,822      268,952      270,674      266,681       269,444      260,867      255,581

----------------------------
(1) Operating expenses for 1996 include the special Savings Association Insurance Fund assessment of $37.9 million pretax ($24.6 million after tax, or $.09 per share). For comparability, excluding the impact of this assessment, net income, earnings per share and diluted earnings per share would have been $407.0 million, $1.54 and $1.51, respectively.

(2) Provision for credit losses and operating expenses for 1998 include $16.7 million and $89.7 million of merger-related charges (total $106.4 million, or $.28 per share). For comparability, excluding the impact of these merger-related charges, net income, earnings per share and diluted earnings per share would have been $551.7 million, $2.08 and $2.04, respectively.

                                             JUNE 30,
                                    -------------------------
                                        1999          1998
                                    -----------   -----------
FINANCIAL CONDITION AT PERIOD
END:
Securities .......................  $ 9,561,339   $ 7,990,802

Loans and leases .................   19,224,729    17,975,114
Assets ...........................   31,628,421    28,292,682
Deposits .........................   20,128,840    18,792,343
Short-term borrowings ............    5,378,133     3,935,052
Long-term debt and
   convertible subordinated
   notes .........................    1,823,295     1,637,185
Shareholders' equity .............    3,333,289     3,077,446
RATIOS:
PROFITABILITY RATIOS:
Return on average assets .........         2.10%         1.81%
Return on average shareholders'
  equity .........................         19.5%         18.2%
Net interest margin ..............         4.19%         3.85%
Overhead ratio(3) ................         41.2%         42.8%
Other operating income to
total income(4) ..................         39.6%         36.6%
Dividend payout ..................         35.1%         50.0%
CAPITAL RATIOS:
Average shareholders'
   equity to average assets ......        10.78%         9.92%
Tier 1 risk-adjusted capital .....        12.12%        11.98%
Total risk-adjusted capital ......        14.13%        14.35%
Tier 1 leverage ..................        10.72%         9.86%
RATIO OF EARNINGS TO
FIXED CHARGES:(5)
Including deposit interest .......         2.00x         1.52x
Excluding deposit interest .......         3.72x         3.03x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets ...........       648.89%       305.46%
Reserve for credit losses to loans
  and leases outstanding .........         1.48%         1.50%
Net charge-offs to average loans
  and leases outstanding .........         0.44%         0.49%
Nonperforming assets to loans,
  leases and other real estate
  owned ..........................         0.23%         0.49%

                                                                  DECEMBER 31,
                                    ---------------------------------------------------------------------
                                       1998(2)       1997            1996(1)       1995          1994
                                    -----------   -----------     -----------   -----------   -----------
FINANCIAL CONDITION AT PERIOD                      (In thousands except per share amounts)
END:
Securities .......................  $ 8,420,638   $ 8,224,475     $ 7,826,797   $ 5,683,298   $ 4,925,105

Loans and leases .................   17,779,023    17,312,943      16,034,523    14,813,197    12,992,774
Assets ...........................   28,921,782    27,710,673      26,076,597    22,110,700    19,399,912
Deposits .........................   18,780,355    19,019,896      18,161,327    16,090,989    13,931,299
Short-term borrowings ............    3,693,927     3,650,931       3,581,173     2,064,095     2,703,054
Long-term debt and
   convertible subordinated
   notes .........................    2,288,151     1,508,683       1,199,101     1,364,438       665,791
Shareholders' equity .............    3,178,522     2,762,836       2,561,335     2,102,738     1,727,115
RATIOS:
PROFITABILITY RATIOS:
Return on average assets .........         1.93%         1.74%           1.64%         1.58%         1.54%
Return on average shareholders'
  equity .........................         18.7%         18.4%           17.4%         17.0%         16.9%
Net interest margin ..............         3.94%         3.84%           3.78%         3.67%         3.91%
Overhead ratio(3) ................         42.3%         43.3%           45.0%         46.6%         49.2%
Other operating income to
total income(4) ..................         38.4%         35.2%           32.9%         32.9%         31.3%
Dividend payout ..................         40.3%         32.9%           34.3%         33.6%         32.9%
CAPITAL RATIOS:
Average shareholders'
   equity to average assets ......        10.33%         9.48%           9.46%         9.31%         9.12%
Tier 1 risk-adjusted capital .....        12.09%        11.19%          11.73%        11.43%        11.58%
Total risk-adjusted capital ......        14.22%        13.54%          14.46%        14.69%        13.70%
Tier 1 leverage ..................        10.39%         9.50%           9.17%         9.46%         9.51%
RATIO OF EARNINGS TO
FIXED CHARGES:(5)
Including deposit interest .......         1.71x         1.68x           1.61x         1.59x         1.74x
Excluding deposit interest .......         3.17x         3.37x           3.39x         3.22x         4.04x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets ...........       517.04%       318.95%         279.94%       248.70%       345.11%
Reserve for credit losses to loans
  and leases outstanding .........         1.50%         1.45%           1.46%         1.51%         1.55%
Net charge-offs to average loans
  and leases outstanding .........          .55%          .45%            .41%          .23%          .14%
Nonperforming assets to loans,
  leases and other real estate
  owned ..........................          .29%          .45%            .52%          .61%          .45%

---------------------------------


(1) Operating expenses for 1996 exclude the impact of the special Savings Association Insurance Fund assessment of $37.9 million pretax ($24.6 million after tax, or $.09 per share). Including the impact of this assessment, return on average assets, return on average equity and the overhead ratio were 1.55%, 16.3% and 47.9%, respectively.
(2) Provision for credit losses and operating expenses for 1998 exclude $16.7 million and $89.7 million of merger-related charges (total $106.4 million, or $.28 per share). For comparability, including the impact of these merger-related charges, return on average assets, return on average equity and the overhead ratio were 1.67%, 16.2% and 47.6%, respectively.
(3) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.
(4) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.
(5) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                                 USE OF PROCEEDS

         Fifth Third will not receive any proceeds from the sale of the common stock by the selling shareholders. See "Selling Shareholders."


                              SELLING SHAREHOLDERS

         The shares of common stock offered hereby were issued to the selling shareholders pursuant to the Agreement and Plan of Merger dated as of May 21, 1999 by and among Fifth Third and Vanguard Financial Company, an Ohio corporation, and the selling shareholders. Pursuant to the merger agreement, Vanguard merged with and into Fifth Third on July 9, 1999.

         In the merger, Vanguard shareholders received an aggregate of 72,082 shares of Fifth Third Common Stock.

         Pursuant to the merger agreement, Fifth Third agreed to file with the SEC a registration statement under the Securities Act and maintain its effectiveness until the earlier of (1) one year after the effective time of the merger (subject to any extensions required because of a suspension of the right to use the registration statement as described in "Plan of Distribution"), or
(2) the first date as of which all shares of common stock offered hereby have been sold pursuant to the registration statement or otherwise cease to be registrable shares. Under the terms of the merger agreement, Fifth Third has agreed to pay all expenses incurred in connection with the registration of the shares of common stock being sold by the selling shareholders; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals applicable to the sale of the shares of common stock offered hereby, all transfer taxes and related charges, and all fees and disbursements of counsel for any selling shareholder. Fifth Third has agreed to indemnify the selling shareholders and any underwriters against certain liabilities, including liabilities under the Securities Act.

         The following table sets forth certain information with respect to the selling shareholders and the number of shares of common stock which may be sold pursuant to this document. Prior to the effective time of the merger, no selling shareholder held any positions or offices or had any other material relationships with Fifth Third, or any of its predecessors or affiliates, during the past three years.

                                                                            Number of shares of common stock
                                 Number of shares of common stock           and percentage assuming the sale of
Name and address of              which may be sold pursuant  to this        all shares offered pursuant to this
Selling Shareholder              document(1)                                document
Michael S. Ward                                   46,082                                      0%
1864 Arabian Court
Hebron, Kentucky 41048

Jennifer L. Angus                                 26,000                                      0%
6480 S. Clippinger Drive
Cincinnati, Ohio 45243

---------------
(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.


                          DESCRIPTION OF CAPITAL STOCK

         Fifth Third is authorized to issue 500,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of preferred stock, no par value. As of June 30, 1999, Fifth Third had outstanding 271,234,131 shares of Fifth Third common stock and no shares of Fifth Third preferred stock. The following summary description of the capital stock of Fifth Third does not purport to be complete and is qualified in its entirety by reference to Fifth Third's articles of incorporation and code of regulations.

COMMON STOCK

         VOTING RIGHTS. Under Fifth Third's articles of incorporation, as amended, the holders of common stock have no preemptive rights and the common stock has no redemption, sinking fund, or conversion privileges. The holders of Fifth Third common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Fifth Third's code of regulations provides for the division of its board of directors into three classes of approximately equal size. Directors are elected for three-year terms and the terms of office of approximately one-third of the classified board of directors expire each year. This classification of the board of Fifth Third may make it more difficult for a shareholder to acquire immediate control of Fifth Third and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non- classified board of directors may be replaced in one annual meeting.

             Fifth Third's articles of incorporation contain another potential anti-takeover device. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors may designate various characteristics and rights of Fifth Third preferred stock, including conversion rights. Accordingly, as an anti-takeover measure, Fifth Third's board of directors may authorize the conversion of shares of Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock.

         The holders of Fifth Third common stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of the corporation if (1) written notice is given by any shareholder of the corporation to the president, a vice president or the secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that the shareholder desires that voting for the election of directors be cumulative, and
(2) announcement of the giving of this notice is made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder will be entitled to cumulate the voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute these votes on the same principle among two or more candidates, as each shareholder sees fit. The availability of cumulative voting rights enhances the ability of minority shareholders to obtain representation on the board of directors.

         DIVIDENDS. Holders of Fifth Third Common Stock are entitled to dividends as and when declared by the Board of Directors out of funds legally available for the payment of dividends. Fifth Third has, in the past, declared and paid dividends on a quarterly basis, and intends to continue to do so in the immediate future in such amounts as its board of directors shall determine.

         Most of the revenues of Fifth Third available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the Federal Deposit Insurance Corporation, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years. Under the law applicable to federally chartered savings associations, the amount of dividends which a savings association may make without the approval of the Office of Thrift Supervision depends upon the amount of capital possessed by the savings association. Savings associations which have capital immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend that is equal to or greater than the amount of their fully phased-in capital requirements, are generally authorized to pay dividends during a calendar year up to the greater of 100% of their net income during the calendar year plus the amount that would reduce by one-half their surplus capital or

75% of net income during the most recent four quarters (minus dividends previously paid over that period).

         The affiliates of Fifth Third include both state and nationally chartered banks and savings banks. Under the applicable regulatory limitations, during the year 1999, the affiliates of Fifth Third could declare aggregate dividends limited to their 1999 eligible net profits, as defined, and their retained 1998 and 1997 net income, without the approval of their respective regulators. The principal regulators of these affiliates have the statutory authority to prohibit a depository institution under their supervision from paying dividends. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

         If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and its affiliates may pay in the future.

         RIGHTS UPON LIQUIDATION. In the event of any liquidation, dissolution or winding up of Fifth Third, the holders of Fifth Third common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. If Fifth Third preferred stock is issued, the holders of Fifth Third preferred stock may have priority over the holders of Fifth Third common stock in the event of liquidation or dissolution.

PREFERRED STOCK

         Pursuant to Fifth Third's articles of incorporation the Fifth Third board of directors may, without further action of Fifth Third's shareholders,
(a) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and (c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock shall not be entitled to vote on any matter.

CHANGE OF CONTROL PROVISIONS

         The articles of incorporation and code of regulations of Fifth Third contain various provisions which could make more difficult a change in control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The ability of Fifth Third to issue shares of Fifth Third common stock may have the effect of delaying, deferring or preventing a change in control of Fifth Third. Additionally, Fifth Third's classified board of directors may make it more difficult for a shareholder to acquire immediate control of Fifth Third.

         Chapter 1704 of the Ohio Revised Code prohibits an "issuing public corporation" from engaging in a "Chapter 1704 Transaction" with an "interested shareholder" for a period of three years following the date on which the person became an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an interested shareholder. Fifth Third is an "issuing public corporation" for purposes of this statute. An "interested shareholder" is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

         A Chapter 1704 Transaction includes any merger, consolidation, combination or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an interested shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (c) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder. After the initial three-year moratorium has expired, an issuing public corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the issuing public corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

         Ohio law prevents a person, under certain circumstances, from purchasing large amounts of shares of stock of a corporation without shareholder approval. Under Section 1701.831 of the Ohio Revised Code, unless the articles or regulations otherwise provide, any "control share acquisition" of an issuing public corporation can only be made with the prior approval of the corporation's shareholders. A control share acquisition is defined as any acquisition, directly or indirectly (by tender offer, open market purchase, private transaction or otherwise) of shares of a corporation which, when added to all other shares of that corporation owned by the acquiring person, would entitle that person to exercise specified levels of voting power when electing directors. Specifically, unless the provisions of Section 1701.831 have been satisfied, a person may not purchase additional shares of a corporation if that purchase would result in such person holding more than 20%, 331/3% or 50% of the voting power. These percentages reflect the Ohio legislature's view that each such acquisition of shares which results in a person's voting power exceeding these levels involves an increase in the ability of a person to control a corporation. These levels of voting power are considered so great that the transaction involved should be considered and approved or rejected by the shareholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Fifth Third Bank, Cincinnati, Ohio.

                              PLAN OF DISTRIBUTION

         The selling shareholders named in this document and other persons described below may offer these shares for sale. Additional persons may be named or described in one or more amendments or supplements to this document. Offers and sales of the shares may be subject to certain delay periods described below. Under the merger agreement, Fifth Third is required to maintain the effectiveness of the registration statement to which this Document relates until the earlier of (1) one year after the effective time of the merger (subject to any extensions required because of a suspension of the right to use the registration statement as described below), or (2) the first date as of which all registrable shares have been sold pursuant to the registration statement or otherwise cease to be registrable shares.

         Under the terms of the merger agreement, Fifth Third may in its sole discretion, based on any valid business purpose, suspend the use of the registration statement for reasonable periods of time; provided that the aggregate number of days included in all of these delay periods during any consecutive twelve months shall not exceed 90 days. The period of time that Fifth Third is required to maintain the effectiveness of the registration statement will be extended for a period of time equal to all of the delay periods to allow the selling shareholders to use the registration statement for a cumulative period of one year unless all of the shares of common stock offered hereby have been sold pursuant to the registration statement or otherwise cease to be registrable shares. Fifth Third shall provide advance written notice to each selling shareholder at the beginning and end of each delay period.

         Subject in all cases to the restrictions in the merger agreement described above, any distribution hereunder of the common stock by the selling shareholders may be effected from time to time in one or more of the following transactions: (1) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (2) to underwriters who will acquire shares of common stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (3) directly or through brokers or agents in private sales at negotiated prices, (4) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (5) to or through trusts created by the selling shareholders, or (6) by any other legally available means. Also, offers to purchase the common stock may be solicited by agents designated by the selling shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this document (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In connection with distributions of the shares of common stock offered hereby or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of common stock offered hereby in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell short and redeliver the shares to close out such short portions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares of common stock offered hereby, which shares such broker-dealer or other financial institution, may resell pursuant to this document (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge the shares of common stock offered hereby to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged common stock pursuant to this document (as supplemented or amended to reflect such transaction).

         As a condition to the completion of the merger, Fifth Third and Michael
S. Ward entered into a letter agreement governing the sale of shares of common stock received by Mr. Ward in the merger to certain key executives of Vanguard Financial. Pursuant to the letter agreement, once the registration statement has been declared effective by the SEC, Mr. Ward may sell approximately $1.25 million of shares of common stock to the key executives for approximately $635,000. Upon this sale, Fifth Third will pay a bonus to these key executives in the aggregate amount of approximately $310,000. The letter agreement specifies that Fifth Third: (1) will be entitled to declare a deduction for the amount of the excess of the fair market value of the shares sold to the key executives over the amount paid by such key executives, (2) will be deemed to have received a capital contribution of the shares sold to the key executives,
(3) will be deemed to have transferred the shares to the key executives (without recognizing any gain on this deemed transfer), and (4) will be entitled to claim a deduction in the amount of the bonus paid to the key executives. Mr. Ward has agreed to indemnify Fifth Third against any liabilities resulting from the failure of any of the items set forth in the preceding sentence in an amount up to the amount of the bonus paid to the key executives.

         UNDERWRITERS. Certain costs, expenses and fees in connection with the registration of the shares of common stock offered hereby, including certain costs of legal counsel for the selling shareholders, will be borne by Fifth Third. Commissions, discounts and transfer taxes, if any, attributable to the sales of the shares of common stock offered hereby will be borne by the selling shareholders. The selling shareholders have agreed to indemnify Fifth Third, each of its directors and officers, and each person, if any, who controls Fifth Third within the meaning of the Securities Act, against certain liabilities in connection with the offering of the shares of common stock offered hereby pursuant to this document, including liabilities arising under the Securities Act. In addition, Fifth Third has agreed to indemnify the selling shareholders against certain liabilities in connection with the offering of the shares of common stock pursuant to this document, including liabilities arising under the Securities Act.

         Brokers, dealers and other persons who sell these shares may be deemed to be "underwriters" for purposes of the Securities Act of 1933. However, no one has conceded that they will be acting as an "underwriter" in selling these shares.

         This document may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this document which qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this document.

                                  LEGAL MATTERS

         Counsel employed by Fifth Third has rendered his opinion that the shares of common stock offered hereby are validly authorized and legally issued.

                                     EXPERTS

         The consolidated financial statements incorporated in this document by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1998, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Fifth Third files annual, quarterly and special reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Fifth Third's reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

         Fifth Third has filed a registration statement to register with the SEC the shares of common stock offered hereby. This document is part of that registration statement and constitutes a prospectus of Fifth Third.

         Fifth Third's common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "FITB.". Documents filed by Fifth Third with the SEC also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

         The SEC allows Fifth Third to "incorporate by reference" information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the document.

         This document incorporates by reference the documents set forth below:

- Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

- Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1999;

- Fifth Third's Current Report on Form 8-K filed with the SEC on June 17, 1999; and

-        Fifth Third's Proxy Statement dated February 9, 1999.

         Additional documents that Fifth Third may file with the SEC between the date of this Document and the date of the sale of the shares of common stock offered hereby are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10- K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Copies of any of the documents incorporated by reference (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from Paul L. Reynolds, Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number:
(513) 579-5300).

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO MAKE YOUR DETERMINATION ON WHETHER OR NOT TO MAKE AN INVESTMENT IN THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED SEPTEMBER 23, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE DELIVERY OF THIS DOCUMENT TO NOR THE SALE OF FIFTH THIRD COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.